October 13 , 2011
VIA EDGAR
Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:	Sen Yu International Holdings, Inc.
Form 10-K/A for fiscal year ended June 30, 2010
Filed on July 19, 2011

Dear Mr. Humphrey:

On behalf Sen Yu International Holdings, Inc. (the “Company”, “we”, “us” or “our”), we hereby transmit our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 8, 2011 regarding our Fourth Amendment to the Annual Report on Form 10-K (“Annual Report”) previously filed on July 19, 2011.

Form 10-K, as amended, for the fiscal year ended June 30, 2010

Business Agents, page 12

Wang Da: Fodder supply and Commercial Hog Repurchase

1.
We note your disclosure of the amended and restated cooperation agreement entered on March 28, 2011, pertaining to the RMB 7,000,000 performance bond. In future filings, please disclose whether the term of the amended agreement remains at an indefinite term as indicated for the initial agreement entered on January 1, 2009 or disclose the maturity date.  Also, please provide the U.S. dollar translation amount of the performance bond at the most recent balance sheet date included in the filing.

The amended and restated cooperation agreement was executed on April 1, 2011 with an indefinite term.  Pursuant to the agreement, Wang Da agreed to pay RMB7 million (equivalent to $1,083,016 as of June 30, 2011).  We have added the above disclosure in Business Agents section of Item 1. Business Description of the Annual Report.

Management's Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 51

2.
We have reviewed your response to prior comment 9 and note your revisions included in Note 12(e) to the audited financial statements. We are unable to locate any related revisions in MD&A. In future filings, if significant, please disclose in MD&A the amount of compensation expense recognized in the statements of operations pertaining to the 200,000 common shares issued to the two consultants under the three year consulting agreement that commenced April 16, 2010.

As of June 30, 2010, pertaining to the 200,000 common shares issued to two consultants under the three year consulting agreements that both commenced April 16, 2010, the recognized compensation expense  was approximately $83,000. We have provided the above disclosure in the General and Administrative Expenses section of the MD&A, as well as other related sections in the financial statements.

Net Cash Provided by Operating Activities, page 53

3.
We have reviewed your revisions made in response to prior comment 12. We also reiterate our request to disclose in future filings, that the advances you provide Wang Da are sufficient, if true, for them to supply the fodder to Wang Da Farmers and also for them to repurchase the commercial hogs from the Wang Da Farmers. Please disclose. Otherwise, please tell us and disclose the other source of funds that Wang Da has to make these significant purchases on your behalf where the market value of the hogs delivered to you by them will be used as an offset to the advances they owe you.

We advance Wang Da sufficient funds to provide fodder to the network of farmers.  When collecting the commercial hogs from the farmers, Wang Da pays the farmers their profit on the Company’s behalf, using its own working capital, and requests the farmers to issue a payment certificate.  When Wang Da delivers the hogs to Sen Yu’s transportation base, Sen Yu reimburses Wang Da for the profit they paid to the farmers .  The amount Wang Da uses to pay the farmers is Wang Da’s own working capital, and will not be used as an offset to the advances it owes the Company, because the Company reimburses Wang Da when it delivers the hogs to its transportation base.  The language “Wang Da will offset the advances against the market value of the hogs that it purchases during the 2011 fiscal year from Wang Da Farmers, and delivers to us” is confusing and therefore we deleted it, but have added language in the Annual Report clarifying the payments and advances.

Report of Independent Registered Public Accounting Firm, page F-2

4.
We have reviewed your revisions made in response to prior comment 14. Please revise the audit report to move the newly inserted explanatory paragraph to, instead, follow the opinion paragraph. In addition, expand the explanatory paragraph to conclude that as a result, the June 30, 2010 financial statements have been restated, and provide a cross-reference to Note 17 for a discussion of the restatement. Refer to the auditing standards of the Public Company Accounting Oversight Board ("PCAOB") at AU Section 508, paragraph 18 for guidance. In addition, as the restatement note is required to be audited, the dual dating of the audit report should be reflected on the audit reports itself, rather than disclosing such date in Note 17. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-2.

Financial Statements

Note 12. Stockholders' Equity, page F-24

d. Common Stock

5.
We note your revisions made in response to prior comment 24. In the second paragraph that begins with "In addition, the Company issued to Primary Capital LLC.," please in future filings clarify if the Settlement Agreement was entered into on June 4, 2010 rather than 2011. Further, in the third paragraph, please clarify if an aggregate total of 361,870 shares were issued to Primary in connection with the Settlement Agreement and is inclusive of shares that were issuable upon the reverse merger with Advanced Swine and proposed financing which occurred June 9, 2010. Please clarify if the proposed financing is the same as the June 2010 Private Placement of Series B preferred stock and related warrants. Otherwise, disclose the additional amount of common shares that were issued to Primary. Also, in MD&A - General and Administrative Expenses, on page 51, please define what is meant by "in settlement of a later dispute," as the word 'later' implies a dispute that occurred subsequent to the June 4, 2010 settlement date.

The settlement was entered into on June 4, 2010, rather than June 4, 2011. We have revised the date in the Annual Report accordingly.

A total of 361,870 shares were issued to Primary Capital in connection with the Settlement Agreement and is inclusive of shares that were issuable upon the closing of the proposed financing, which occurred on February 2010 (rather than June 2010). The Company agreed to issue shares of common stock equal to 3% of the outstanding shares to Primary Capital upon the closing of the reverse merger transaction, which occurred on August 13, 2009 and 3% of the outstanding shares of the Company were issued accordingly in November 2009.  The June 2010 Private Placement of Series B preferred stock and related warrants is a separate financing, without any involvement of Primary Capital LLC.  We have corrected the language in the Annual Report.

“The later dispute” referred to the same dispute among the two parties, resolved by the Settlement and Termination Agreement. The term is not accurate and therefore we deleted “later” in the Annual Report.

Item 9A. Controls and Procedures, page 61

Disclosure Controls and Procedures

6.
We have reviewed your revisions made in response to prior comment 27. Please revise the first sentence to indicate management concluded that the Company maintained effective disclosure controls and procedures as of June 30, 2010. Your current disclosure refers to internal controls and procedures. This comment is also applicable to the second paragraph under Disclosure Controls and Procedures in the September 30, 2010 Form 10Q/A filed on July 19, 2011.

We have revised the disclosure pursuant to Staff’s comments.

Exhibit 31 and Exhibit 32 Certifications

7.
Please ensure that the opening paragraphs of the Certifications refer to the appropriate Form 10-K amendment that is being filed. For example, the reference should have been to Amendment 1 to the Form 10-K that was filed on July 19, 2011. In addition, the Exhibit 31.2 and Exhibit 32.2 Certification included in the June 30, 2010 Form 10-K/A should ensure that Mr. Paul Li's name appears in the opening paragraph, rather than your former CFO's name, Mr. Tongyu Zhang.

We have revised the disclosures pursuant to Staff’s comments. The Exhibit 31.2 and Exhibit 32.2 certification included in this amendment was signed by Ms. Tongyu Zhang, who was appointed as the interim CFO on September 26, 2011 as Mr. Li resigned as the Company’s CFO effective August 5, 2011.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Adam Mimeles Esq. at (212) 370-1300.

Very truly yours,

SEN YU INTERNATIONAL HOLDINGS, INC.

By: /s/ Tongyu Zhang
Tongyu Zhang
Interim Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP